Filed by Wheeling-Pittsburgh Corporation

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Clayton Acquisition Corporation

Commission File No.: 333-142822

FOR IMMEDIATE RELEASE

CONTACT:	Media and Financial Community:
Dennis Halpin
304-234-2421

WHEELING-PITTSBURGH CORPORATION

SETS SPECIAL MEETING FOR TUESDAY, NOVEMBER 27, 2007

FOR STOCKHOLDERS TO VOTE ON PROPOSED BUSINESS COMBINATION

WHEELING, WV, October 26, 2007 – Wheeling-Pittsburgh Corporation (NASDAQ:WPSC) (“Wheeling-Pittsburgh”), today announced that it has scheduled a special meeting of its stockholders to consider and vote upon the proposed business combination with Esmark Incorporated (“Esmark”) for Tuesday, November 27th at 9:00 am ET at the Hyatt Regency Hotel located at the Pittsburgh International Airport, 1111 Airport Boulevard, Pittsburgh, Pennsylvania 15231. This action follows the notice today from the Securities and Exchange Commission (SEC) that the registration statement relating to the combination was declared effective.

Wheeling-Pittsburgh plans to begin mailing the proxy statement/prospectus for the special meeting on October 29, 2007. The record date for merger vote eligibility is October 3, 2007. The deadline for stockholders to make elections with respect to the type of consideration they receive in the combination will be 5:00 p.m., Pittsburgh time, on November 15, 2007. In connection with the combination, each Wheeling-Pittsburgh stockholder as of the election deadline will have the option to elect to receive one of the following for their shares of Wheeling-Pittsburgh common stock: (1) the right to elect to receive $20.00 per share in cash (a “put right”); (2) a share for share exchange in the parent company of Wheeling-Pittsburgh and Esmark after the combination (“New Esmark”) plus a right to purchase newly issued shares of New Esmark common stock at $19.00 per share (a “purchase right”); or (3) a share for share exchange for New Esmark common stock. The deadline for stockholders electing put rights or purchase rights to exercise those rights will be 5:00 p.m., Pittsburgh time, on Monday, November 26, 2007, the day before the special meeting. The put rights and purchase rights remain subject to the caps previously announced.

Wheeling-Pittsburgh and Esmark entered into a definitive merger agreement on March 16, 2007 which was recently amended on October 22 relative to the timing of purchase and put right elections. The combination is subject to customary closing conditions, including requisite approvals by the stockholders of both companies. The parties expect to close the proposed combination soon after the date of the Wheeling-Pittsburgh special meeting.

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Wheeling-Pittsburgh Corporation/Page 2

In connection with the proposed business combination of Wheeling-Pittsburgh and Esmark, Clayton Acquisition Corporation (“New Esmark”) has filed with the SEC a registration statement on Form S-4 and related preliminary proxy statement with the SEC. Stockholders of Wheeling-Pittsburgh and Esmark are urged to read the registration statement, proxy statement/prospectus and any other relevant documents, including the definitive proxy statement/prospectus, filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information, including information on the proposed transaction as well as participants and their interests in Wheeling-Pittsburgh, Esmark and New Esmark. Stockholders will be able to obtain a free copy of the registration statement and related proxy statement/prospectus, as well as other filings containing information about Wheeling-Pittsburgh and Esmark, at the SEC’s website at http://www.sec.gov. New Esmark, Wheeling-Pittsburgh, Esmark and their respective directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Wheeling-Pittsburgh in connection with the proposed business combination transaction. Information regarding the participants in the proxy solicitation and their respective interests may be obtained by reading the registration statement and related preliminary proxy statement. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements Cautionary Notice

This press release contains forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, relating to the proposed refinancing of certain indebtedness. These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, among others, factors relating to: (1) the risk that the businesses of Esmark and Wheeling-Pittsburgh will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) the ability of New Esmark, Esmark and Wheeling-Pittsburgh to realize the expected benefits from the proposed combination, including expected operating efficiencies, synergies, cost savings and increased productivity, and the timing of realization of any such expected benefits; (3) lower than expected operating results for Wheeling-Pittsburgh or for New Esmark; (4) the risk of unexpected consequences resulting from the combination; and (5) certain other risks identified in the proxy statement /prospectus filed by New Esmark and “Item 1A – Risk Factors” section of Wheeling-Pittsburgh’s Annual Report on Form 10-K for the year ended December 31, 2006 and other reports and filings with the Securities and Exchange Commission. In addition, any forward-looking statements represent Wheeling-Pittsburgh’s views only as of today and should not be relied upon as representing its views as of any subsequent dates. While Wheeling-Pittsburgh may elect to update forward-looking statements from time to time, it specifically disclaims any obligation to do so.

About Wheeling-Pittsburgh:

Wheeling-Pittsburgh is a steel company engaged in the making, processing and fabrication of steel and steel products using both integrated and electric arc furnace technology. The Company manufactures and sells hot rolled, cold rolled, galvanized, pre-painted and tin mill sheet products. The Company also produces a variety of steel products including roll formed corrugated roofing, roof deck, floor deck, bridgeform and other products used primarily by the construction, highway and agricultural markets.

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